SO 3/10/04

04003501

[...]AND EXCHANGE COMMISSION
[...]INGTON, D.C. 20549

1/f 3-4-04

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

8-28721

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) **AND ENDING** 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wachovia Securities Financial Network, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

901 E. Byrd Street
(No. and Street)

(City)	(State)	(Zip Code)
Richmond	VA	23111

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregg Glaser — **(Area Code – Telephone No.)** 804-782-4162

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG, LLP

(ADDRESS) Number and Street	City	State	Zip Code
401 S. Tryon Street #2300	Charlotte	NC	28202

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC MAIL RECEIVED PROCESSING
FEB 27 2004
WASH. D.C. 187 SECTION

OATH OR AFFIRMATION

I, Gregg Glaser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wachovia Securities Financial Network, LLC as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Gregg Glaser
Chief Financial Officer

Charlotte P. Haynes
Notary Public 6/30/04

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [ ] (c) Statement of Income
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG LLP
Suite 2300
401 South Tryon Street
Three First Union Center
Charlotte, NC 28202-1911

Independent Auditors' Report

Board of Directors
Wachovia Securities Financial Network, LLC:

We have audited the accompanying statement of financial condition of Wachovia Securities Financial Network, LLC (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wachovia Securities Financial Network, LLC as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 20, 2004

WACHOVIA SECURITIES FINANCIAL NETWORK, LLC
(A Wholly Owned Limited Liability Company of Wachovia Securities Financial Holdings, LLC)

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	25,051,122
Commissions and other receivables from broker dealers and clearing organizations		6,743,003
Loans to brokers, net		15,993,600
Property and equipment, net		109,797
Other assets		3,595,316
Total assets	$	51,492,838

Liabilities and Member's Equity

Commissions payable	$	5,432,536
Accrued expenses		3,592,139
Due to affiliates, net		4,226,322
Subordinated borrowings		3,318,881
Other liabilities		122,218
Total liabilities		16,692,096
Total member's equity		34,800,742
Total liabilities and member's equity	$	51,492,838

See accompanying notes to statement of financial condition.

WACHOVIA SECURITIES FINANCIAL NETWORK, LLC.
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Notes to Statement of Financial Condition
December 31, 2003

(1) Summary of Significant Accounting Policies

(a) Organization

Wachovia Securities Financial Network, LLC (the Company), formerly known as Wachovia Securities Financial Network, Inc., is a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC (WSFH), formerly Wachovia Prudential Financial Advisors, LLC. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). All securities transactions are cleared through an affiliated broker-dealer, First Clearing LLC (FCLLC), on a fully-disclosed basis.

On February 19, 2003, Wachovia Corporation (Wachovia) and Prudential Financial, Inc. (Prudential) announced they had entered into a Formation Agreement dated February 19, 2003, as amended on July 1, 2003 to combine their respective retail brokerage businesses and clearing operations (legacy Wachovia and legacy Prudential, respectively) in a new company named Wachovia Prudential Financial Advisors, LLC effective July 1, 2003. On December 9, 2003, Wachovia Prudential Financial Advisors Holdings, LLC changed its name to Wachovia Securities Financial Holdings, LLC. WSFH serves as a holding company for the retail brokerage and clearing businesses contributed by Wachovia and Prudential and is headquartered in Richmond, Virginia. Wachovia and Prudential own 62% and 38%, respectively, of WSFH. WSFH's principal operating subsidiaries are the Company, Wachovia Securities LLC (WSLLC), (FCLLC), and Wexford Clearing Services, LLC.

On May 31, 2003 the Company converted to a limited liability company, a legal status that achieves operational flexibility and certain tax efficiencies and changed its name to Wachovia Securities Financial Network, LLC, a single member limited liability company. As a result of this conversion, the common stock of Wachovia Securities Financial Network, Inc. was cancelled and converted into one limited liability company interest. This conversion did not have an effect on the liabilities or obligations of the Company.

(b) Use of Estimates

The preparation of the statement financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Broker Loans, net

The company provides loans to certain brokers which are either forgiven or repaid as a percentage of the broker's gross production, but not to exceed 8 years. In addition, the Company has certain non-forgivable loans which are to be repaid annually.

(d) Property and Equipment

Property and equipment are recorded at cost net of accumulated depreciation. Depreciation on property and equipment is recognized on a straight-line basis using the estimated useful lives of related assets, which range from three to five years.

(e) Income Taxes

Prior to May 31, 2003, the operating results of the Company were included in the Wachovia consolidated federal income tax return. Current federal income tax expense was determined on a separate-return basis, calculated at statutory rates and paid to Wachovia. The Company also filed separate company state income tax returns and was included as part of certain state combined, consolidated, and unitary tax returns along with other subsidiaries of Wachovia for the short period ended May 30, 2003. Deferred income taxes were also computed on a separate-entity basis.

On May 30, 2003, the Company converted from a taxable corporation to a single-member Limited Liability Company ("SMLLC") and is treated as a disregarded entity pursuant to the Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes,* after the date of conversion to an SMLLC. Accordingly, post-conversion taxable income is primarily reported in the tax return of its respective members. Certain state jurisdictions, however, will subject the Company to entity-level taxation as an SMLLC on a small portion of the Company's taxable income. The related 2003 state income tax expense/benefit as an SMLLC is not significant.

(f) Financial Instruments

The Company's financial instruments are carried at market value, fair value, or at amounts which approximate fair value because of their short-term nature.

(2) Property and Equipment

Property and equipment consisted of the following at December 31, 2003:

Equipment	$ 795,483
Other	5,128
	800,611
Less accumulated depreciation and amortization	690,814
	$ 109,797

(3) Retirement Benefit Plans

Substantially all employees with one year of service are eligible for participation in the noncontributory defined benefit pension plan and the Wachovia Corporation Savings Plan. In addition, Wachovia provides postretirement benefits, principally health care, to employees and their beneficiaries and dependents. Wachovia allocates expense to the Company for the defined benefit pension plan, matching savings plan and postretirement benefits based on employee compensation of the Company and the total cost incurred with respect to the plans on consolidated basis. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in the Wachovia's retirement and postretirement plan calculations and is therefore not available. Annually, on approval of the Board of Directors, employee contributions to the matched savings plan may be matched up to six percent of the employee's eligible compensation, as defined. A six percent matching level was in place as of December 31, 2003.

Effective January 1, 2004, the Company's employees no longer participate in Wachovia's defined benefit pension plan.

(4) Transactions with Affiliated Parties

The following items present the Company's significant transactions with affiliated parties. The transactions with Wachovia and affiliates described below and the effects thereof on the accompanying statement of financial condition may not be indicative of the effect that might have resulted from dealing with nonaffiliated parties. These transactions are executed under terms which management believes approximates the fair value of such services.

(a) Services Provided by Affiliates to the Company

Wachovia provides the Company with certain centralized administrative services, staff support, facilities, equipment and systems support. Due to affiliates, net includes net non-interest bearing payables of $2,667,309, at December 31, 2003.

(b) Line of Credit Agreement

The Company has entered into a variable rate revolving unsecured line of credit (the Agreement) with Wachovia. Under the terms of the Agreement, the Company may, from time to time, borrow funds from Wachovia for general operating purposes provided that aggregate borrowings under the Agreement do not exceed $15,000,000 at any one time. The principal amount of the Agreement is due on demand. The interest rate on borrowings under this line of credit is based on the prior month's average federal funds rate. At December 31, 2003, the Company had a $1,559,013 balance outstanding, which is included in due to affiliates, net in the accompanying statement of financial condition.

(Continued)

(c) *Clearing Services*

The Company has entered into a fully disclosed clearing agreement with FCLLC, an affiliate, to clear its retail securities transactions. The agreement provides for the Company to pay FCLLC on a cost plus reimbursement arrangement. At December 31, 2003, cash includes $25,034,446 held in an investment account at FCLLC, and commissions and other receivables from broker dealers and clearing organizations includes $6,030,148 due from FCLLC in connection with the fully disclosed clearing arrangement.

(5) Subordinated Borrowings

The borrowing under subordination agreements at December 31, 2003, bearing an interest rate of 6.59%, due December 29, 2005, are with the Wachovia and are as follows:

Subordinated loan agreement	$	2,725,000
Accrued interest on subordinated borrowings		593,881
	$	3,318,881

The subordinated borrowings qualify as regulatory capital in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(6) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to compute its net capital requirements in accordance with the aggregate indebtedness method permitted by the rule. Under this method, the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2003, the Company's net capital, as defined, was $17,871,101 which was $16,984,948 in excess of its required minimum net capital of $886,153. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 was 0.74 to 1.

The Company claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(7) Off-Balance-Sheet Risk, Commitments and Contingent Liabilities

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

(Continued)

The Company introduces certain of its customer transactions to an affiliated clearing broker, FCLLC with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection therewith, the Company has agreed to indemnify FCLLC for losses that FCLLC may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. The Company has determined that it is not possible to make an estimate of the maximum amount it could be obligated to pay as a result of this obligation. There are no amounts reflected in statement of financial condition as of December 31, 2003 related to this indemnification. At December 31, 2003, substantially all customer obligations were collateralized by securities with a market value in excess of the obligations.

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's financial position.